Filed by Transocean Ltd. (Commission File No. 001-38373)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  Ocean Rig UDW Inc. (Commission File No. 001-35298)

The following invitation to shareholders was published on October 31, 2018 in the Swiss Official Commercial Gazette

INVITATION TO THE EXTRAORDINARY GENERAL MEETING OF TRANSOCEAN LTD.

November 29, 2018

5:00 p.m., Swiss time,

at the Offices of Transocean Ltd.

Turmstrasse 30, CH 6312

Steinhausen, Switzerland

On September 3, 2018, Transocean Ltd.,  a corporation incorporated under the laws of Switzerland (“Transocean”, the “Company”, “we” or “us”), Transocean Oceanus Holdings Limited, a newly-formed, direct, wholly-owned subsidiary of Transocean ("Holdco"), Transocean Oceanus Limited, a newly-formed, indirect, wholly-owned subsidiary of Transocean (“Merger Sub”) and Ocean Rig UDW Inc. (“Ocean Rig”) entered into an agreement and plan of merger (the "Merger Agreement") pursuant to which Merger Sub will merge with and into Ocean Rig, with Ocean Rig being the surviving entity as a direct subsidiary of Holdco and an indirect, wholly-owned subsidiary of Transocean (the “Merger”). Upon completion of the Merger, each issued and outstanding share of Ocean Rig immediately prior to the Merger shall be converted into the right to receive 1.6128 newly issued shares of Transocean (the “Share Consideration”) and $12.75 in cash (the “Cash Consideration” and, together with the Share Consideration, the “Merger Consideration”), shall automatically be canceled and retired, and shall cease to exist as of the effective time of the Merger (the “Effective Time”). The Merger Consideration is fixed and will not be adjusted as a result of changes in the price of shares of Transocean or Ocean Rig occurring prior to the completion of the Merger.

We cannot complete the Merger unless Agenda Item 1 and Agenda Item 2 described below are approved by Transocean shareholders. Additionally, we are asking shareholders to approve Agenda Item 3, which is not a condition to completion of the Merger. Additional information about the transactions contemplated by the Merger Agreement, including the Merger, and Ocean Rig is included in the joint proxy statement/prospectus filed by Transocean with the U.S. Securities and Exchange Commission on October 16, 2018 and available on the Company’s Web page (the “Proxy Statement and Prospectus”).

Agenda Items

Agenda Item 1:Amendment to Transocean’s Articles of Association to create additional authorized share capital for the issuance of up to 147,700,195 Transocean shares to pay the Share Consideration in the Merger

Proposal of the Transocean Board of Directors

Transocean’s board of directors (the “Transocean Board”) proposes that the shareholders approve an amendment to Transocean’s Articles of Association to create additional authorized share capital of Transocean, pursuant to which the Transocean Board is authorized to issue, subject to and upon completion of the Merger, and on a non-preemptive rights basis, up to 147,700,195 new Transocean shares to pay the Share Consideration in the Merger.

Explanation

Transocean’s share capital currently consists of 462,880,809 fully paid-in shares, par value CHF 0.10 each. In connection with the Merger, Transocean’s Board expects that up to 147,700,195 new Transocean shares will need to be issued for Transocean to pay the Share Consideration in the Merger. The proposed additional authorized share capital submitted to a vote of the Transocean shareholders under this agenda item will provide the Transocean Board with the necessary authority under Swiss law to issue up to such number of new Transocean shares. If the Share Consideration should exceed 147,700,195 Transocean shares for any reason, the Transocean Board may rely on its authority under the existing authorized share capital pursuant to Article 5 of Transocean’s Articles of Association to issue the additional Transocean shares. As the Transocean shares issued in the Merger will be issued for the acquisition of all issued and outstanding shares of Ocean Rig, the proposed authorized share capital provides that the preferential subscription rights of the Transocean’s shareholders will be excluded in connection with the issuance of the new Transocean shares to pay the Share Consideration and be allotted to the benefit of the holders of shares of Ocean Rig outstanding immediately prior to the effectiveness of the Merger (whereby an exchange agent will be acting on account of such holders).

The Transocean Board expects that the new Transocean shares to be issued in connection with the Merger out of Transocean’s additional authorized share capital will be paid in by way of a contribution in kind by the exchange agent of newly issued shares of Holdco, a wholly-owned subsidiary of Transocean, which, upon effectiveness of the Merger, will hold Ocean Rig, the surviving company in the Merger, as a wholly-owned subsidiary. As a result, the Holdco shares acquired in the contribution in kind reflect Ocean Rig’s market value on the date on which the Merger becomes effective. Transocean will acquire the portion of the Ocean Rig shares not acquired for Transocean shares through the payment of cash. In addition, Transocean will pay in cash resulting fractions of Transocean shares otherwise issuable.

As further described in the Proxy Statement and Prospectus, a holder of Ocean Rig shares outstanding immediately prior to the Effective Time who has validly exercised and not effectively withdrawn or lost its rights to dissent from the Merger in accordance with Cayman Islands law (the “Dissenting Shares”) will be entitled to receive the payment of the fair value of such Dissenting Shares held by them in accordance with the applicable provisions of the Cayman Companies Law. However, if, after the Effective Time, such holder fails to perfect or effectively withdraws or otherwise loses the right to appraisal with respect to such shares (the “Non-Perfecting Shareholders”), such shares will be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration, including the Share Consideration. The proposed additional authorized share capital gives the Transocean Board the authority to issue new Transocean shares to one of its subsidiaries, among other things for purposes of being able to deliver the Share Consideration to Non-Perfecting Shareholders after completion of the Merger. With respect to any excess shares that are not delivered to holders of Dissenting Shares, the Transocean Board will have authority to initiate cancellation proceedings or to use such excess shares to finance or refinance appraisal rights of such holders of Dissenting Shares, including by way of a placement to investors at market conditions.

The proposed additional authorized share capital is set forth in Annex A‑1.

Approval of the proposed amendment to Transocean’s Articles of Association to create additional authorized share capital, pursuant to which the Transocean Board is authorized to issue, subject to and upon completion of the Merger, and on a non-preemptive rights basis, up to 147,700,195 new Transocean shares to pay the Share Consideration in the Merger, is a condition to completion of the Merger. The Transocean Board has approved the Merger, including the amendment to Transocean’s Articles of Association to create additional authorized share capital, and is therefore seeking shareholder approval of such amendment to Transocean’s Articles of Association.

Recommendation

The Transocean Board recommends you vote “FOR” this proposal.

Agenda Item 2:Issuance of Transocean shares to pay the Share Consideration in the Merger, as required by the rules of the New York Stock Exchange (“NYSE”)

Proposal of the Transocean Board of Directors

As required by the rules of the NYSE, the Transocean Board proposes that the shareholders approve the issuance of the Transocean shares necessary to pay the Share Consideration in the Merger. This proposal is a condition to the completion of the Merger.

Explanation

If the Merger is completed pursuant to the Merger Agreement, Transocean expects to issue 147,700,195 new Transocean shares to pay the Share Consideration in the Merger. Under the rules of the NYSE, shareholder approval must be obtained for the issuance of shares in excess of 20% of the number of shares issued and outstanding. As of October 11, 2018, the number of Transocean shares that may be issued as Share Consideration represents approximately 32% of the Transocean shares currently issued and outstanding.

Other than as described in Agenda Item 1, there is no Swiss law requirement for any additional shareholder approval of the issuance of the Share Consideration.

Approval of the proposal described in this Agenda Item 2 is a condition to completion of the Merger. If the proposal is approved by Transocean shareholders but the Merger Agreement is terminated and the Merger is not completed, Transocean will not issue any Transocean shares even though this proposal was approved.

Recommendation

The Transocean Board recommends you vote “FOR” this proposal.

Agenda Item 3:Deletion of the special purpose authorized share capital included in Article 5bis of Transocean’s Articles of Association

Proposal of the Transocean Board of Directors

The Transocean Board proposes that Article 5bis of Transocean’s Articles of Association, authorizing Transocean to issue new, registered Transocean shares in connection with a mandatory offer or a compulsory acquisition of all shares of Songa Offshore SE (the “Songa Offshore”) not acquired in Transocean’s public exchange offer for all issued and outstanding shares of Songa Offshore launched on December 21, 2017 (the “Voluntary Tender Offer”), be deleted.

Explanation

On March 30, 2018, following the successful completion of the Voluntary Tender Offer on January 23, 2018, Transocean completed the compulsory acquisition of all shares of Songa Offshore not previously acquired in the Voluntary Tender Offer. As a result, Transocean is now the beneficial owner of all issued and outstanding shares of Songa Offshore. To complete and settle the compulsory acquisition, the Transocean Board issued 1,121,201 Transocean shares on the basis of Article 5bis of Transocean’s Articles of Association.

The authority of the Transocean Board to issue new Transocean shares under Article 5bis of Transocean’s Articles of Association is limited to issuances in connection with a mandatory offer or a compulsory acquisition of shares of Songa Offshore following completion of the Voluntary Tender Offer. Since Transocean has completed the compulsory acquisition of all issued and outstanding shares of Songa Offshore not acquired in the Voluntary Tender Offer, Article 5bis of Transocean’s Articles of Association no longer confers any authority on the Transocean Board to issue new Transocean shares and is therefore no longer required to be in Transocean’s Articles of Association.

The Transocean Board now proposes that Article 5bis of Transocean’s Articles of Association be deleted in order to remove this extraneous authority from Transocean’s Articles of Association and avoid investor and market confusion over the number of Transocean shares that the Transocean Board is authorized to issue in the future without first obtaining shareholder approval. Under Swiss law, the deletion of authorized share capital prior to its expiration date—the authorized share capital pursuant to Article 5bis of Transocean’s Articles of Association expires only on January 16, 2020—requires approval by Transocean’s shareholders at a general meeting.

The adoption of this proposal is not a condition to the completion of the Merger. Transocean intends to complete the Merger regardless of whether this proposal is adopted by Transocean’s shareholders, assuming all conditions to the Merger are satisfied or waived by the applicable parties to the Merger Agreement.

Recommendation

The Transocean Board recommends you vote “FOR” this proposal.

Organizational Matters

A copy of the proxy materials, including a proxy and admission card, has been sent to each shareholder registered in Transocean’s share register as of the close of business on October 16, 2018. Any additional shareholders who are registered in Transocean’s share register as of the close of business on November 12, 2018 will receive a copy of the proxy materials, including a proxy card, after November 12, 2018. Shareholders not registered in Transocean’s share register as of November 12, 2018 will not be entitled to attend, vote at, or grant proxies to vote at, the extraordinary general meeting of shareholders of Transocean Ltd. (the “Extraordinary General Meeting”).

While no shareholder will be entered in Transocean’s share register as a shareholder with voting rights between the close of business on November 12, 2018 and the opening of business on the day following the Extraordinary General Meeting, share blocking and re-registration are not requirements for any Transocean shares to be voted at the meeting, and all shares may be traded after the record date. Computershare, which maintains Transocean’s share register, will continue to register transfers of Transocean shares in the share register in its capacity as transfer agent during this period.

Shareholders registered in Transocean’s share register as of November 12, 2018 have the right to attend the Extraordinary General Meeting and vote their shares (in person or by proxy), or may grant a proxy to vote on the proposals in this invitation and any modification to any Agenda Item or proposal identified in this invitation or other matter on which voting is permissible under Swiss law and which is properly presented at the Extraordinary General Meeting for consideration.

Shareholders may deliver their proxy card to the independent proxy, Schweiger Advokatur / Notariat, by completing, signing and returning it to:

Transocean 2018 EGM Vote Processing c/o Broadridge 51 Mercedes Way Edgewood, NY 11717 USA	or	Transocean 2018 EGM Vote Processing Schweiger Advokatur / Notariat Dammstrasse 19 CH‑6300 Zug Switzerland

Shareholders registered in Transocean Ltd.’s share register as of November 12, 2018, may also vote over the Internet on www.proxyvote.com (available 24 hours a day, 7 days a week) and follow the instructions. The required 12‑digit control number is included in the proxy card that is sent to registered shareholders. The Internet system allows shareholders to confirm that the system has properly recorded the voting instructions. This method of submitting voting instructions will be available up until 2:00 p.m. Swiss time, on November 29, 2018.

We urge you to return your proxy card or to submit your voting instructions electronically over the Internet as soon as possible. All proxy cards or electronic voting instructions must be received no later than 2:00 p.m., Swiss time, on November 29, 2018.

Holders of shares who have timely submitted a properly executed proxy card or electronic voting instructions will be voted by the independent proxy in accordance with the instructions. Holders of shares who have timely submitted their proxy but have not specifically indicated how to vote their shares instruct the independent proxy to vote in accordance with the recommendations of the Transocean Board with regard to the item listed in the notice of meeting.

If any modifications to the Agenda Items or proposals identified in this invitation or other matters on which voting is permissible under Swiss law are properly presented at the Extraordinary General Meeting for consideration, you instruct the independent proxy, in the absence of other specific instructions, to vote in accordance with the recommendations of the Transocean Board.

As of the date hereof,  the Transocean Board is not aware of any such modifications or other matters proposed to come before the Extraordinary General Meeting.

Shareholders who hold their shares in the name of a bank, broker or other nominee should follow the instructions provided by their bank, broker or nominee for voting their shares. If such beneficial holders wish to attend and vote their shares in person at the meeting, they must obtain a valid legal proxy from the bank, broker or other nominee holding their shares.

Shareholders may grant proxies to any third party. Such third parties need not be shareholders.

If you wish to attend and vote at the Extraordinary General Meeting in person, you are required to present either an original attendance card, together with proof of identification, or, if you hold your shares in the name of a bank, broker or other nominee, a legal proxy issued by your bank, broker or other nominee in your name, together with proof of identification. If you plan to attend the Extraordinary General Meeting in person, we urge you to arrive at the Extraordinary General Meeting location no later than 4:00 p.m., Swiss time, on November 29, 2018. In order to determine attendance correctly, any shareholder leaving the Extraordinary General Meeting early or temporarily will be requested to present such shareholder’s admission card upon exit. Directions to the Extraordinary General Meeting can be obtained by contacting our Corporate Secretary at our registered office, Turmstrasse 30, 6312 Steinhausen, Switzerland, telephone number + 41 (41) 749 0500, or Investor Relations at our offices in the United States, at 4 Greenway Plaza, Houston, TX, USA 77046, telephone number + 1 (713) 232 7500.

31, 2018
Steinhausen, Switzerland October 31, 2018	On behalf of Transocean Board,
Merrill A. "Pete" Miller, Jr. Chairman of the Board of Directors

Annex A‑1 – AMENDMENT TO TRANSOCEAN’S ARTICLES OF ASSOCIATION TO CREATE ADDITIONAL AUTHORIZED SHARE CAPITAL FOR THE ISSUANCE OF UP TO 147,700,195 TRANSOCEAN SHARES TO PAY THE SHARE CONSIDERATION IN THE MERGER

	Artikel 5ter Genehmigtes Aktienkapital		Article 5ter Authorized Share Capital
1	Der Verwaltungsrat ist ermächtigt, das Aktienkapital jederzeit bis zum 29. November 2020 im Maximalbetrag von CHF 14’770’019.50 durch Ausgabe von höchstens 147’700’195 vollständig zu liberierenden Aktien zu erhöhen im Zusammenhang mit dem Erwerb von Ocean Rig UDW Inc., einer nach dem Recht der Kaimaninseln organisierten Gesellschaft (Ocean Rig), im Wege eines Merger nach dem Recht der Kaimaninseln von Ocean Rig mit einer direkten oder indirekten, nach dem Recht der Kaimaninseln organisierten Tochtergesellschaft der Gesellschaft (die Transaktion).	1

The Board of Directors is authorized to increase the share capital at any time until November 29, 2020, by a maximum amount of CHF 14,770,019.50 by issuing a maximum of 147,700,195 fully paid up Shares in connection with the acquisition of Ocean Rig UDW Inc., a company organized under the laws of the Cayman Islands (Ocean Rig), by way of a merger pursuant to the laws of the Cayman Islands between Ocean Rig and a direct or indirect subsidiary of the Company organized under the laws of the Cayman Islands (the Transaction).

2	Eine Erhöhung des Aktienkapitals in Teilbeträgen ist zulässig.	2	An increase of the share capital in partial amounts shall be permissible.
3	Die Bezugsrechte der Aktionäre werden für die Zwecke der Abwicklung der Transaktion entzogen und einem oder mehreren Umtauschagent(en) zugewiesen, der oder die im eigenen Namen aber auf Rechnung der Inhaber von Kategorie A Aktien und Kategorie B Aktien von Ocean Rig handelt oder handeln, die unmittelbar vor Wirksamkeit der Transaktion ausstehend sind (die Ocean Rig Aktien) und deren Inhaber nach dem Recht der Kaimaninseln, der Satzung von Ocean Rig und/oder dem für die Transaktion massgeblichen Vertrag einen Anspruch auf Aktien erworben haben (die Berechtigten Ocean Rig Aktionäre).	3

The pre-emptive rights of the shareholders are excluded for the purposes stated herein and allotted to one or several exchange agent(s) acting in its/their own name(s), but on behalf of the holders of Class A shares and Class B shares of Ocean Rig outstanding immediately prior to the effectiveness of the Transaction (the Ocean Rig Shares) who have acquired, pursuant to the laws of the Cayman Islands, the Memorandum of Association of Ocean Rig and/or based on the agreement that governs the Transaction a right to receive Shares (the Entitled Ocean Rig Shareholders).

4

Der Verwaltungsrat legt den (i) Zeitpunkt der Ausgabe, (ii) den Ausgabebetrag, (iii) die Art, wie die neuen Aktien zu liberieren sind (unter ausdrücklicher Zulassung der Liberierung der neuen Aktien im Wege einer Umwandlung frei verwendbarer Reserven in Aktienkapital zwecks Abwicklung der Transaktion und damit des Erwerbs von Ocean Rig), (iv) die etwaige zusätzliche Entschädigung, welche den Inhabern von Ocean Rig Aktien im Rahmen der Transaktion zu leisten ist, (v) den Beginn der Dividendenberechtigung, (vi) die Bedingungen für die Ausübung der zugewiesenen Bezugsrechte und (vii) die Verwendung der zugewiesenen Bezugsrechte, die vom oder von den Umtauschagenten aufgrund eines von Inhabern von Ocean Rig Aktien (die Widerspruchsaktionäre) eingeleiteten, auf die Transaktion anwendbares "Dissent"-Verfahren nach dem Recht der Kaimaninseln nicht ausgeübt werden, fest. Solche nicht-ausgeübte Bezugsrechte kann der Verwaltungsrat (x) verfallen lassen oder (y) einem Dritten (einschliesslich einer Tochtergesellschaft der Gesellschaft) zuweisen zwecks (A) Bereitstellung von Aktien an Widerspruchsaktionäre, die gegebenenfalls einen Anspruch auf Aktien erwerben, und/oder (B) direkter oder indirekter Finanzierung oder Refinanzierung von Wertansprüchen von Widerspruchsaktionären, wie insbesondere im Wege einer Platzierung von Aktien zu Marktkonditionen bei Investoren.

		4

The Board of Directors shall determine (i) the time of the issuance, (ii) the issue price, (iii) the manner in which the new Shares have to be paid in (whereby a conversion of freely available reserves into nominal share capital for purposes of the execution of the Transaction and thus the acquisition of Ocean Rig shall be expressly permitted), (iv) the additional consideration that may be payable to holders of Ocean Rig Shares, (v) the date from which the Shares carry the right to dividends, (vi) the conditions for the exercise of the allotted pre-emptive rights and (vii) the use of allotted pre-emptive rights not exercised by the exchange agent(s) on account of dissent proceedings pursuant to Cayman Islands law initiated by holders of Ocean Rig Shares (the Dissenting Shareholders). The Board of Directors may allow such non-exercised pre-emptive rights (x) to lapse, or (y) allot them to a third party (including a subsidiary of the Company) for purposes of (A) the provision of Shares to Dissenting Shareholders who may acquire a right to receive Shares and/or (B) the direct or indirect financing or refinancing of monetary claims of Dissenting Shareholders, including by way of a placement of Shares to investors at market conditions.

5	Die neuen Aktien unterliegen den Eintragungsbeschränkungen in das Aktienbuch von Artikel 7 und 9 dieser Statuten.	5	The new Shares shall be subject to the limitations for registration in the share register pursuant to Articles 7 and 9 of these Articles of Association.